                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Amendment No. 6


                            PRECISION SYSTEMS, INC.
                            -----------------------
                                (Name of Issuer)


                         Common Stock ($.01 par value)
                         -----------------------------
                         (Title of Class of Securities)


                                  740329-10-7
                                  -----------
                                 (CUSIP Number)


                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 7, 1997
                                 -------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 6 Pages

CUSIP No. 740329-10-7
-------------------------------------------------------------------------------
(1)      Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         RMS Limited
           Partnership            Crystal Diamond, Inc.     Roy M. Speer
         88-0224372               88-0223159                ###-##-####

-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member                    (a) [X]
         of a Group  (See Instructions)                           (b) [ ]
-------------------------------------------------------------------------------
(3)      SEC Use Only

-------------------------------------------------------------------------------
(4)      Source of Funds
                                           PF

-------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings                 [ ]
         is Required Pursuant to Items 2(d) or 2(e)
         N/A
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         RMS Limited Partnership -- Nevada limited partnership
         Crystal Diamond, Inc. -- Nevada corporation
         Roy M. Speer -- individual citizen of the United States

-------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                                        0
by Each Reporting                          ------------------------------------
Person With                                (8)  Shared Voting Power
                                                3,634,432 by each person
                                           ------------------------------------
                                           (9)  Sole Dispositive Power
                                                          0
                                           ------------------------------------
                                           (10) Shared Dispositive Power
                                                3,634,432 by each person
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         RMS Limited Partnership -- 3,634,432 shares
         Crystal Diamond, Inc. -- 3,634,432 shares
         Roy M. Speer -- 3,634,432 shares

-------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11)                [X]
         Excludes Certain Shares
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         RMS Limited Partnership -- 19.84%
         Crystal Diamond, Inc. -- 19.84%
         Roy M. Speer -- 19.84%

-------------------------------------------------------------------------------
(14)     Type of Reporting Person

         RMS Limited Partnership -- PN
         Crystal Diamond, Inc. -- CO
         Roy M. Speer -- IN





                               Page 2 of 6 Pages

Securities and Exchange Commission
Washington, D.C.
Schedule 13D


     RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995, by that Amendment No. 3 to the Schedule 13D dated April 5, 1995, by that Amendment No. 4 to the Schedule 13D dated June 10, 1996 and by that Amendment No. 5 to the Schedule 13D dated June 27, 1996 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Precision Systems, Inc., a Delaware corporation (the "Company" or "PSI").

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used to purchase the Series B Preferred Stock was the working capital of RMS.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 the Schedule 13D is amended by adding the following to the disclosure contained therein:

     RMS purchased the Series B Preferred Stock to increase its equity position in the Company and to provide the Company with financing for working capital purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) of the Schedule 13D is amended by adding the following to the disclosure contained therein:

     (a) On April 7, 1997, RMS purchased 1,500 shares of Series B Preferred Stock and a warrant to purchase up to 150,000 shares of the Company's Common Stock ("Warrant"). In the event shares of Series B Preferred Stock remain outstanding on December 31, 1998, such shares shall become convertible at the option of the holder thereof into that number of shares of Common Stock equal to the quotient realized by dividing (i) the sum of the Purchase Price and any accumulated and unpaid dividends plus interest thereon (the "Conversion Amount") by (ii) the average bid closing price for the Company's Common Stock during the ten trading days prior to the closing date of the issuance of the Series B Preferred Stock. The conversion price is subject to adjustment for certain deemed issuances of additional shares of Common Stock.





                               Page 3 of 6 Pages

     In addition, each Warrant will have an exercise price equal to $6.0938 which represents: (i) the current market price of the common stock as determined by the closing price of the common stock on the Nasdaq Stock Market on the day prior to the date of closing; plus (ii) a 25% premium. Each Warrant will be exercisable at any time during the five-year period commencing twelve
(12) months after the date of issuance. The exercise price and number of shares issuable upon exercise of Warrants will be subject to adjustment in certain circumstances.

     RMS, Crystal Diamond, Inc. and Mr. Speer disclaim beneficial ownership of the securities underlying the Series B Preferred Stock and the Warrants.

     RMS is the beneficial owner of (i) 2,415,945 shares of the Company's Common Stock, (ii) 10,000 shares of the Company's Series A Preferred Stock, which shares represent all of the issued and outstanding shares of the Series A Preferred Stock, and (iii) 1,500 shares of the Company's Series B Preferred Stock, which shares represent 33.33% of the outstanding Series B Preferred Stock. Neither Mr. Speer nor Crystal Diamond, Inc. directly hold any shares of Common Stock.

     The 2,415,945 shares of Common Stock represent approximately 14.13% of the Company's Common Stock. The Series A Preferred Stock, which carries no voting rights (other than as required under the Delaware General Corporation Law), may be converted into shares of Common Stock at a conversion price of $4.76 per share. The Series A Preferred stock may be converted into 1,218,487 shares of Common Stock or approximately 7.13% of the Common Stock after giving effect to the conversion.(1) Thus, RMS is deemed to be the beneficial owner of 3,634,432 shares or 19.84% of the Company's Common Stock. The Series B Preferred Stock will become convertible into that number of shares of the Company's Common Stock determined by dividing the Conversion Amount by the Conversion Price in effect on the date of conversion. The Series B Preferred Stock may be converted into Common Stock commencing January 1, 1999. As a result of the relationship described in Item 2, Crystal Diamond and

---------------------------------


     (1) Number of shares issuable upon conversion of Series A Preferred Stock determined based upon the conversion price for such securities reported in the Company's Form 10-K for the transition period ended December 31, 1996. Such conversion price and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock are subject to change based on the anti-dilution provisions relating to the Series A Preferred Stock contained in the Certificate of Designations.



                               Page 4 of 6 Pages

Mr. Speer may also be deemed for securities law purposes to own 3,634,432 shares or 19.84% of the Company's Common Stock each.

Item 5(b) of the Schedule 13D is amended by amending the disclosure therein to read as follows:

     (b) RMS shares with Crystal Diamond and Mr. Speer the power to dispose or direct the disposition of the 2,415,945 shares of Common Stock owned by RMS, the 10,000 shares of Series A Preferred Stock owned by RMS, and (iii) the 1,500 shares of Series B Preferred Stock owned by RMS. The Series A Preferred Stock has no voting rights, but is convertible into 1,218,487 shares of Common Stock commencing January 1, 1999. The Series B Preferred has no voting rights, but may become convertible into an indeterminable number of shares of Common Stock.





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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 15, 1997


                                  /s/ Roy M. Speer
                                  ----------------------------------------
                                  Roy M. Speer


                                  RMS LIMITED PARTNERSHIP,
                                  a Nevada limited partnership


                                  /s/ C. Thomas Burton
                                  ----------------------------------------
                                  C. Thomas Burton
                                  President
                                  of Crystal Diamond, Inc.,
                                  the Managing General Partner of
                                  RMS Limited Partnership


                                  CRYSTAL DIAMOND, INC.,
                                  a Nevada corporation


                                  /s/ C. Thomas Burton
                                  ----------------------------------------
                                  C. Thomas Burton
                                  President





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